UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2005
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date November 10, 2005	By	/s/ Rochiman Sukarno (Signature)

ROCHIMAN SUKARNO
Head of Investor Relation

INFOMEMO
Third Quarter
2005
The Third Quarter of 2005 Results
(Unaudited)
Date : November 10, 2005
No: C.TEL395/PR110/UHI/2005
This document contains certain financial conditions and results of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. TELKOM does not guarantee that any action, which should have been taken in reliance on this document will bring specific results as expected.
Tickers
NYSE : TLK            LSE : TKIA            JSX : TLKM
Divisions
Telkom Regions: I, II,III, IV,V, VI
KSO Region : VII
Shares in issues
20,159,999,280 shares
Major Shareholders
Govt. of Indonesia : 51.19%
Public : 48.81%
Conversion Rates (US$ 1.00)
2004 =Rp 9,160.0 (Sept’30, 2004)
2005 =Rp 10,300.0 (Sept 30’ 2005)
TELKOM Financial Indicators – 3Q05
(in trillion Rp)
Fixed line LIS vs Cellular Subscribers
FINANCIAL HIGHLIGHTS (consolidated

	3Q04	3Q05	Growth
Key Indicators	(Rp. Bn)	(Rp. Bn)	(%)

Operating Revenues	25,095	30,154	20.2
Operating Expenses	14,400	17,359	20.5
Operating Income (EBIT)	10,695	12,795	19.6
EBITDA	15,827	18,424	16.4
Net Income (NI)	4,856	5,782	19.1

Operating Margin (%)	42.6	42.4	(0.2)
EBITDA Margin (%)	63.1	61.1	(2.0)
Net Income Margin (%)	19.3	19.2	(0.2)
Earnings per Share (EPS)	240.8	286.8	19.1
Price to Earnings (P/E)	11.8	18.7	57.7
OPERATIONAL HIGHLIGHTS

	Net Add (in 000)		Growth	Total		Growth
Description	2Q05	3Q05	3Q/2Q	3Q04	3Q05	(%)

TELKOM
*LIS Wireline	24	68	181	8,509	8,651	2
LIS Wireless	1,614	678	(58)	1,083	3,722	244
Total	1,638	746	(54)	9,592	12,372	29

TELKOMSEL
Customer:
HALO	52	101	94	1,271	1,428	12
simPATI	1,671	3,270	96	10,874	14,827	36
KARTU As	1,958	3,822	95	1,547	7,228	367
Total	3,681	7,193	95	13,692	23,483	72

*)	LIS (Line in Service) = Subscribers + Public Phone
NOTABLE FIGURES
▪	Net Income consolidated has increased by 19%

▪	The ratio of TELKOM’s US denomination debt to the total consolidated debt has declined from 62% to 59%

▪	The total number of Lines in Service (LIS) for fixed wireless (Flexi) grew by 244%, covering 229 cities

▪	As of September 30, 2005, LIS of Speedy has reached 24K

▪	Telkomsel kept its position as a market leader with 54% of market share and 23.5 million subscribers

PT. TELEKOMUNIKASI INDONESIA, Tbk.
ANNOUNCEMENT FOR THE THIRD QUARTER 2005
RESULTS (Unaudited)
Jakarta, November 10, 2005 - PT Telekomunikasi Indonesia, Tbk. (“TELKOM” or “the Company”), has announced its audited consolidated financial statements and operational results for the third quarter 2005. All figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP).
FINANCIAL RESULTS
Profit and Loss Statement
Financial results as of September 30, 2005 compared to the same period last year:
Revenues contrbution 3Q/05
Operating Revenues increased by Rp 5,058.7 billion or 20.2%, summarized as follows:
▪	Cellular Revenues increased by Rp 2,247.8 billion or 29.2%, mainly due to the increase in the total number of prepaid (SimPATI & KARTU As) and post-paid (HALO) customers by 78% and 12%, respectively.
▪	Data and Internet Revenues increased by Rp 1,500.0 billion or 44.7%, mainly due to the 19.4% growth in TelkomNet Instan usage to 34.8 million hours.
▪	Interconnection Revenues increased by Rp 1,151.8 billion or 26.7%, mainly due to the 27.2% growth in net interconnection revenues from mobile cellular interconnection and the increased usage in international interconnections.
▪	International Revenues (TIC-007) increased by Rp 226.3 billion or 420.0%, mainly due to the 26.8% growth in outgoing traffic and 78.3% in incoming traffic.
Meanwhile Fixed line revenues slightly decline by 4% due to the 6% declining in long distance pulse production.
Expenses contribution 3Q/05
Operating Expenses increased by Rp 2,958.8 billion or 20.5%, summarized as follows:
▪	Operation and Maintenance Expenses increased by Rp 1,124.4 billion or 33.2%, mainly due to the increase in Telkomsel’s operation and maintenance expenses as well as an increase in concession fees and radio frequency charges as a result of an increase in the number of BTS and RTX. Moreover, the growth in cost of phone cards (Telkomsel and TELKOMFlexi prepaid cards) and contribution Universal Service Obligation (USO) since January 2005.

▪	Personnel Expenses increased by Rp 1,087.5 billion or 26.8%, mainly due to an early retirement program in the first quarter 2005, as well as an increase in employees’ income tax by 68.8% to Rp 641.5 billion.
▪	Depreciation Expenses increased by Rp 457.8 billion or 10.2%, as a result of new installations of fixed assets.
▪	General and Administrative expenses increased by Rp 214.7 billion or 11.7%, mainly due to the increase in provision for doubtful accounts and inventory obsolescence.
As of the period ended September 30, 2005, TELKOM has recorded Operating Income of Rp 12,794.7 billion, an increase of 19.6% compared to the same period last year. TELKOM’s EBITDA has also increased by 16.4% to Rp 18,424.0 billion.
Other Charges decreased by 18.0% to Rp 1,182.3 billion as of September 30, 2005, mainly due to the decrease in the Interest Expense.
Net Income
For the third quarter of 2005, the Company has recorded an increase in Net Income of 19.1% to Rp 5,781.6 billion.
CAPITAL EXPENDITURE
TELKOM (unconsolidated)
As of September 30, 2005, the Company has spent Rp1,261.4 billion for CAPEX (payment based), with breakdown as follows:

Amount (Rp. Bn)
Infrastructure	760.7
Commercial services	375.8
Supporting services	124.9

Total	1,261.4

TELKOMSEL
From January to September 2005, the Company added Rp4.55 trillion fixed-assets, mostly used for network capacity addition, coverage expansion, and quality enhancement. Cash spending on CAPEX for the 3Q05 was Rp 5.45 trillion. There were 2,812 new BTS’s installed, and 7.2 million subscribers capacity added in 3Q05. Overall network capacity at the end of September 30, 2005 was approximately 25.1 million.
CONSOLIDATED DEBT
As of September 30, 2005, TELKOM’s debt portfolio (short-term and long-term) in foreign currencies and in Indonesian Rupiah equivalents was as follows:

Consolidated debt composition
3Q/2004
3Q/2005

	Original (in million)		Rp (in billion)		Portion (%)
Currencies	3Q04	3Q05	3Q04	3Q05	3Q04	3Q05

IDR/ Rupiah	4,280.3	4,047.0	4,280.3	4,047.0	24.7%	27.1%
U.S. Dollar	1,215.2	859.8	10,791.7	8,864.0	62.2%	59.4%
Japanese Yen	17,242.0	16,099.1	1,427.1	1,465.0	8.2%	9.8%
EURO	74.2	44.0	838.7	546.7	4.8%	3.7%

Total			17,337.7	14,922.8	100%	100%
Of the total consolidated debt in 3Q05, 81.5% is defined as a long term debt.
UNCONSOLIDATED DEBT (TELKOM as single entity)
As of September 30, 2005, TELKOM’s debt portfolio (short-term and long-term) in original currencies and in Indonesian Rupiah equivalent was as follows:

	Original (in million)		Rp (in billion)		Portion (%)
Currencies	3Q04	3Q05	3Q04	3Q05	3Q04	3Q05

IDR/ Rupiah	4,206.9	3,839.7	4,206.9	3,839.7	27.2%	28.1%
U.S. Dollar	1,050.3	811.4	9,631.6	8,365.1	62.4%	61.2%
Japanese Yen	17,242.0	16,099.1	1,427.1	1,465.0	9.2%	10.7%
EURO	15.5	0	175.4	0	1.1%	0.0%

Total			15,441.0	13,669.9	100%	100%
TELKOM hedges its foreign currencies exposures through time deposit placement, mainly in US Dollars. As of Sept 30, 2005, the Company’s deposit covered approximately 21.3% of foreign debts from Oct 1, 2005 to Sept 30, 2006.
OPERATIONAL RESULTS
Fixed-Lines in Service (including Fixed Wireless)
As of September 30, 2005, TELKOM, including KSO VII, recorded 12.4 million Lines in Service (LIS) of fixed line, consisting of 8.7 million LIS of fixed wireline and 3.7 million LIS of fixed wireless.
Net additional LIS as of September 30, 2005 reached 2.3 million lines, an increase of 109% compared to 1.1 million lines in the third quarter 2004.
Flexi still recorded high growth in LIS (244%)
Fixed-Wireless CDMA Services
As of September 30, 2005, TELKOMFlexi contributed Rp 1,234.0 billion (gross) to TELKOM revenues, mainly generated from voice, SMS, and interconnection.
For detailed TELKOMFlexi performances, please see attachment on Table 7.
TELKOM International Call 007 (TIC-007)
As of September 30, 2005, TIC-007 has generated Rp 778.2 billion in revenues (gross basis), consisting of Rp 347.3 billion from TIC-007 outgoing call revenues, Rp 195.2 billion from outgoing interconnection revenues, and Rp 235.7 billion from incoming interconnection revenues. After eliminating all of the expenses, the total net revenues of TIC-007 was Rp 507.8 billion, including Rp 280.2 billion from the outgoing call (recorded under “International Revenues” in the Income Statement). TELKOM also recorded the incoming and outgoing international traffics of 301.4 million minutes and 96.2 million minutes, respectively.
Cellular Services
Telkomsel is the largest mobile communication company in Indonesia with 54% subscriber’s market share and total subscribers of 23.5 million at the end of September 2005.
Data and Internet Services
As of September 30, 2005, the total access to TELKOMNet Instan connectivity amounted to 34.8 million hours, an increase of 19.4% over the same period last year. Meanwhile, the use of TelkomGlobal and TelkomSave access through VoIP amounted 31.1 million minutes and 7.6 million minutes, respectively.
HUMAN RESOURCES
As of September 30, 2005, the total number of TELKOM (as a single entity) employees was 28,200 persons, consisting of 24,968 persons in TELKOM Regions and 3,232 persons in the KSO Region.
Productivity per employee as measured by the number of fixed lines in service per employee as of September 30, 2005 was 439 compared to 327 for September 30, 2004.
RECENT DEVELOPMENTS
•	TELKOM Purchased 10% share of Patrakom from Indosat

On August 22, 2005, TELKOM and Indosat have signed a sale and purchase agreement for 10% share of PT.Patra Telekomunikasi Indonesia (“Patrakom) for the amount of Rp 4.25 billion. As a result of the transaction, TELKOM’s ownership in Patrakom increased from 30% to 40%, while Indosat has none.

•	TELKOM appointed KPMG to audit its 2005 Annual Reports

Telkom have selected KAP Siddharta, Siddharta & Wijaya, member firm of KPMG, as the independent auditor to audit the Company’s annual account for the financial year 2005.

•	Agreement of “0” access code usage between TELKOM and Indosat

On September 23, 2005, TELKOM and Indosat have signed a Fixed-line Interconnection Cooperation Agreement to support basic telephone service for Local, Domestic Long Distance (DLD), and International Direct Dialing (IDD).

•	On July 2004, the Indonesia Institute of Accountants issued Statement of Financial Accounting Standards (“PSAK”) No 38 (Revised 2004), Accounting for Restructuring of Entities Under Common Control, which revised the standard of restructuring of entities under common control.

The substance of the changes that the balance account of Difference in Value of Restructuring Transaction Between Entities Under Common Control (UCC) may change when the status of common control between the parties has been terminated, and recognized as realized gain/loss. The statement is effective for the financial statements commencing on or after January 1, 2005. Considering the termination of status under common control with INDOSAT since it has been majority owned by foreign company in 2003, the Company has the possibility to have an adjustment of the UCC account balance. Due to the differences interpretation of the related accounting treatment, the Company has not included yet necessary adjustment to the UCC account balance based on Revised PSAK 38. The adjustment may impact to previous years financial statements and not affect to the realization of income statement for the nine months period ended September 30, 2004 and 2005.

•	Restructure the utilization of 3 G frequency

The Government plan to realocate the utilization of 3G frequency, may lead to the migration of frequency which is currently being utilized by the Company for Flexi services in Regional Division II and III. In order to anticipate certain aspect as result of the frequency migration, the Company is identifying the component which necessary to be replaced, and the effect to the financial statement.

•	The launching of Satellite Telkom-2 has been delayed until November 13, 2005 due to technical problems.
Corporate Secretary,
ADEK JULIANWAR

Table 1
PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF SEPTEMBER 30, 2004 AND 2005
(Figures in table are presented in millions, except share data)

	2004
	Rp	2005
	(Restated)	Rp

ASSETS

CURRENT ASSETS
Cash and cash equivalents	6,112,466	5,447,032
Temporary investments	107,799	28,624
Sub total	6,220,265	5,475,656
Trade accounts receivables
Related parties — net of allowance for doubtful accounts of Rp 143,591 million in 2004 and Rp 129,618 million in 2005	578,696	441,035
Third parties — net of allowance for doubtful accounts of Rp 562,013 million in 2004 and Rp 591,933 million in 2005	3,281,881	3,009,885
Sub total	3,860,577	3,450,920
Other accounts receivable — net of allowance for doubtful accounts of Rp 35,442 million in 2004 and Rp 9,545 million in 2005	57,802	82,977
Inventories — net of allowance for obsolescence of Rp 47,102 million in 2004 and Rp 52,780 million in 2005	171,746	212,115
Prepaid expenses	659,127	1,054,681
Prepaid taxes	64,845	20,320
Other current Assets	44,412	13,606
TOTAL CURRENT ASSETS	11,078,774	10,310,275

NON-CURRENT ASSETS

Long-term investments — net	72,743	101,734
Property, plant and equipment — net of accumulated depreciation of Rp 27,427,268 million in 2004 and Rp 33,923,855 million in 2005	38,703,128	41,784,683
Property, plant and equipment under revenue-sharing arrangements — net of accumulated depreciation of Rp 779,243 million in 2004 and Rp 486,858 million in 2005	275,144	472,296
Prepaid pension costs	449,029	496,485
Advances and other non current assets	427,702	1,428,886
Goodwill and other intangible assets— net of accumulated amortization of Rp 1,622,839 million in 2004 and Rp 2,534,648 million in 2005	5,403,143	4,722,811
Advance payments for investments in shares of stock	65,458	—
Escrow account	215,001	113,122
TOTAL NON-CURRENT ASSETS	45,611,348	49,120,017

TOTAL ASSETS	56,690,122	59,430,292

Table 1 (continued)
PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF SEPTEMBER 30, 2004 AND 2005
 (Figures in table are presented in millions, except share data)

	2004	2005
	Rp	Rp
	(Restated)

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade accounts payable
Related parties	756,222	744,772
Third parties	3,248,571	3,005,503
Other accounts payable	39,932	44,299
Taxes payable	1,490,932	1,833,742
Dividens payable	1,153,412	33,712
Accrued expenses	1,682,082	1,626,214
Unearned income	928,724	1,599,150
Advances from customers and suppliers	328,392	250,326
Short-term bank loans	397,537	675,190
Current maturities of long-term liabilities	2,565,797	2,088,094

TOTAL CURRENT LIABILITIES	12,591,601	11,901,002

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	3,448,697	3,068,403
Unearned income on revenue-sharing arrangements	133,136	346,158
Unearned initial investor payments under joint operation scheme	28,117	19,681
Provision for Long service award	552,187	581,636
Provision for post-retirement health care benefits	2,776,897	2,785,828
Provision for other post retirement benefits	13,234	23,662
Long-term liabilities — net of current maturities
Two-step loans — related party	6,505,888	5,095,273
Notes and bonds	1,711,807	1,600,068
Bank loans	2,579,220	1,900,100
Liabilities for acquisitions of subsidiaries and KSO IV	3,568,342	3,564,041
Other long-term debt	9,150	—

Sub total long-term liabilities — net of current maturities	14,374,407	12,159,482

TOTAL NON-CURRENT LIABILITIES	21,326,675	18,984,850

MINORITY INTEREST IN NET ASSETS OF SUBSIDIARIES	4,462,324	5,879,149

STOCKHOLDERS’ EQUITY
Capital stock — Rp 250 par value per Series-A Dwiwarna share and Series-B shares. Authorized — one Series A Dwiwarna share and 79,999,999,999 B Series shares Issued and fully paid — one Series A Dwiwarna share and 20,159,999,279 Series B shares	5,040,000	5,040,000
Additional paid-in capital	1,073,333	1,073,333
Differece in value of restructuring transactions between entities under common control	(7,288,271)	(7,288,271)
Differece due to change of equity in associated companies	385,595	385,595
Unrealized gain on investment in securities available for sale	490	5,471
Translation adjustment	230,045	232,728
Retained earnings
Appropriated	1,680,813	1,803,397
Unappropriated	17,187,517	21,413,038

TOTAL SHAREHOLDERS’ EQUITY	18,309,522	22,665,291

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	56,690,122	59,430,292

Table 2
PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2004 AND 2005
(Figure in table are presented in millions, except share and per ADS data)

	2004
	Rp	2005
	(Restated)	Rp

OPERATING REVENUES

Telephone
Fixed lines	8,351,943	8,313,529
Cellular	7,689,968	9,937,763
International	53,886	280,227
Interconnection	4,314,231	5,466,032
Joint operation schemes	481,545	479,839
Data and Internet	3,357,232	4,857,210
Network	468,479	425,256
Revenue-sharing arrangements	128,134	174,645
Other telecommunications services	249,811	219,451

Total Operating Revenues	25,095,229	30,153,952

OPERATING EXPENSES
Personnel	4,053,243	5,140,718
Depreciation	4,482,860	4,940,704
Operations, maintenance and telecommunications services	3,387,144	4,511,496
General and administrative	1,837,295	2,051,961
Marketing	639,855	714,322

Total Operating Expenses	14,400,397	17,359,201

OPERATING INCOME	10,694,832	12,794,751

OTHER INCOME (CHARGES)
Interest income	219,280	221,655
Interest expense	(1,126,136)	(918,165)
Gain (loss) on foreign exchange — net	(883,977)	(886,578)
Equity in net income (loss) of associated companies	2,283	10,350
Others — net	347,542	390,394

Other Income (Charges) — net	(1,441,008)	(1,182,344)

INCOME BEFORE TAX	9,253,824	11,612,407

TAX EXPENSE
Current tax	(3,057,132)	(4,002,983)
Deferred tax	98,074	283,768

	(2,959,058)	(3,719,215)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	6,294,766	7,893,192

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(1,439,236)	(2,111,559)

NET INCOME	4,855,530	5,781,633

BASIC EARNINGS PER SHARE
NET INCOME PER SHARE	240.85	286.79
NET INCOME PER ADS (40 SERIES-B SHARES PER ADS)	9,633.99	11,471.49

Table 2 a
Breakdown of the Statement of Income
For the nine months period ended September 30, 2004 and 2005

	2004
	(Rp. Million)	2005	Growth
	(Restated)	(Rp. Million)	(%)

OPERATING REVENUE
Fixed Lines (wireline + wireless)
Local	2,377,088	2,557,529	7.59
Long distance	3,624,706	3,033,037	(16.32)
Local and domestic long distance	6,001,794	5,590,566	(6.85)
Monthly subscription charges	2,072,775	2,461,671	18.76
Instalation charges	158,257	153,803	(2.81)
Others	119,117	107,489	(9.76)
Total Fixed lines Revenues	8,351,943	8,313,529	(0.46)

Cellular	7,689,968	9,937,763	29.23
International	53,886	280,227	420.03
Interconnection
Cellular	3,855,206	4,902,794	27.17
International	365,583	417,215	14.12
Other	93,442	146,023	56.27
Total Interconnection Revenues	4,314,231	5,466,032	26.70
Joint Operation Scheme
Minimum TELKOM Revenues	230,754	201,472	(12.69)
Share in Distributable KSO Revenue	249,125	277,270	11.30
Amortization of unearned initial investor payments under Joint Operation Scheme	1,666	1,097	(34.17)
Total Joint Operation Scheme Revenues	481,545	479,839	(0.35)
Data and Internet
SMS	2,481,751	3,734,074	50.46
Internet Connectivity	328,137	560,007	70.66
Data Communication	312,769	449,167	43.61
VOIP	227,914	104,670	(54.07)
E-Business Service	6,661	9,292	39.49
Total Data and Internet Revenues	3,357,232	4,857,210	44.68
Network
Leased lines	303,924	247,463	(18.58)
Satellite transponder lease	164,555	177,793	8.04
Total Network Revenues	468,479	425,256	(9.23)
Revenue Sharing Arrangement Revenues	128,134	174,645	36.30
Other Telecommunications Services (OTS)
Directory assistance	242,055	214,489	(11.39)
Others	7,756	4,962	(36.02)
Total OTS Revenues	249,811	219,451	(12.15)
TOTAL OPERATING REVENUES	25,095,229	30,153,952	20.16
OPERATING EXPENSES
Personnel	4,053,243	5,140,718	26.83
Depreciation	4,482,860	4,940,704	10.21
Operation, maintenance and telecommunications services
Operations and maintenance	1,617,206	2,315,970	43.21
Cost of phone cards	275,229	464,272	68.69
Lisence (Concession fees & radio frequency usage charges)	767,905	941,860	22.65
Electricity, gas and water	296,046	297,494	0.49
Insurance and Others	430,759	491,900	14.19
Total O & M	3,387,144	4,511,496	33.19

Table 2 a (continued)
Breakdown of the Statements of Income (Continued)
For the nine months period ended September 30, 2004 and 2005

	2004
	(Rp. Million)	2005	Growth
	(Restated)	(Rp. Million)	(%)

General and administrative
Provision for doubtful accounts and inventory obsolescence	285,588	404,225	41.54
Training, education and recruitment	154,242	129,930	(15.76)
Research, development and consultant	84,398	86,096	2.01
Collection expenses	250,521	279,280	11.48
Amortization of Intangible assets	649,134	688,614	6.08
Others	413,412	463,816	12.19
Total G & A	1,837,295	2,051,961	11.68
Marketing	639,855	714,322	11.64
TOTAL OPERATING EXPENSES	14,400,397	17,359,201	20.55

OPERATING INCOME	10,694,832	12,794,751	19.63

OTHER INCOME (CHARGES)
Interest income	219,280	221,655	1.08
Interest expense	(1,126,136)	(918,165)	(18.47)
Gain (loss) on foreign exchange — net	(883,977)	(886,578)	0.29
Equity in net income (loss) of associated companies	2,283	10,350	353.42
Income from supporting activities	131,320	114,451	(12.85)
Others — net	216,222	275,943	27.62
Total Other Income (Charges) — net	(1,441,008)	(1,182,344)	(17.95)

INCOME BEFORE TAX	9,253,824	11,612,407	25.49

TAX EXPENSE
Current tax	(3,057,132)	(4,002,983)	30.94
Deffered tax	98,074	283,768	189.34
Total TAX EXPENSE	(2,959,058)	(3,719,215)	25.69

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	6,294,766	7,893,192	25.39

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(1,439,236)	(2,111,559)	46.71

NET INCOME	4,855,530	5,781,633	19.07

NET INCOME PER SHARE (FULL AMOUNT)	240.85	286.79	19.07

NET INCOME PER ADS (40 SERIES B SHARE PER ADS) (FULL AMOUNT)	9,633.99	11,471.49	19.07

Table 3
PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2004 AND 2005
(Figures in table are presented in millions)

	2004
	Rp	2005
	(Restated)	Rp
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	8,900,742	9,090,375
Cellular	8,688,496	10,520,320
Joint operation scheme	522,231	449,757
Interconnection — net	2,605,403	5,362,258
Other services	2,046,857	5,083,528

Total cash receipts from operating revenues	22,763,729	30,506,238
Cash payments for operating expenses	(9,192,774)	(11,498,669)

Cash generated from operations	13,570,955	19,007,569

Interest received	226,053	217,592
Income tax payments	(2,611,147)	(3,165,418)
Interest paid	(900,716)	(933,298)
Cash receipt (refund) from/to customers and advances	17,380	(9,810)

Net Cash Provided by Operating Activities	10,302,525	15,116,635

CASH FLOWS FROM INVESTING ACTIVITIES

Placement of short-term investments and time deposits — net	(92,804)	(8,675)
Proceeds from sale of property, plant and equipment	48,699	120,589
Acquisition of property, plant and equipment	(4,266,626)	(7,410,978)
Increase (decrease) in advance for acquisition of property, plant and equipment	—	(38,034)
Increase (decrease) in advances and others	7,368	26,725

Net Cash Used in Investing Activities	(4,303,363)	(7,310,373)

CASH FLOWS FROM FINANCING ACTIVITIES
Received of long-term liabilities	693,058	1,029,092
Repayments of Telkomsel’s Guaranteed Notes	(504,101)	(780,565)
Repayments of long-term liabilities	(2,977,802)	(2,688,862)
Repayments of Medium Term Notes	—	(290,000)
Cash dividends paid	(2,536,732)	(4,202,184)
Decrease (increase) in escrow accounts	232,837	(76,842)

Net Cash Used in Financing Activities	(5,092,740)	(7,009,361)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	906,422	796,901

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	111,572	(205,993)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,094,472	4,856,124

CASH AND CASH EQUIVALENTS AT END OF YEAR	6,112,466	5,447,032

Table 4
FINANCIAL RATIOS FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2004 & 2005

	2004	2005	Growth (%)

Contribution of pulses to total fixed-phone revenue:
Local Calls (%)	28.46	30.76	2.30
Domestic Long Distance Calls (%)	43.40	36.48	(6.92)
Monthly subscription charges (%)	24.82	29.61	4.79
Installation charges (%)	1.89	1.85	(0.04)
Others (%)	1.43	1.29	(0.13)
Contribution to total operating revenues:
Cellular (%)	30.64	32.96	2.31
Fixed-phone (%)	33.28	27.57	(5.71)
International (%)	0.21	0.93	0.71
Revenue under JOS (%)	1.92	1.59	(0.33)
Interconnection (%)	17.19	18.13	0.94
Network (%)	1.87	1.41	(0.46)
Data dan internet (%)	13.38	16.11	2.73
Revenue under RSA (%)	0.51	0.58	0.07
Other telecommunications services (%)	1.00	0.73	(0.27)
EBITDA (Rp million)	15,826,826	18,424,069	16.41
EBITDA margin (%)	63.07	61.10	(1.97)
Operating margin (%)	42.62	42.43	(0.19)
Profit Margin (%)	19.35	19.17	(0.17)
Current ratio (%)	87.99	86.63	(1.35)
Return on Assets (%)	8.57	9.73	1.16
Return on Equity (%)	26.52	25.51	(1.01)
Total Liabilities to Equity (%)	185.25	136.27	(48.98)
Gearing (Net Debt to Equity) (%)	59.55	41.18	(18.36)
Debt to Equity (%)	94.69	65.84	(28.85)
Debt to EBITDA (%)	109.55	81.00	(28.55)
Debt Service Ratio (Times)	3.9	5.0	1.13
EBITDA to Interest Expense (times)	14.1	20.1	6.01
EBITDA to Net Debt (%)	145.2	197.4	52.22
ARPU Fixed wireline (‘000)	182	156	(14.1)
Capex/Revenue *)	15.9	8.4	(7.52)
Personnel cost/Revenue	16.2	17.0	0.90

*)	Unconsolidated

Table 5
FIXED TELEPHONE LINE
AS of September 30, 2004 and 2005

Description	UNIT	2004	2005	Growth (%)
Exchange Capacity TELKOM Division
Wireline	Lines	8,746,896	9,018,502	3.11%
Wireless	Lines	1,294,065	1,952,644	50.89%
Total Exchange Cap. TELKOM (Wireline & Wireless)	Lines	10,040,961	10,971,146	9.26%

Exchange Capacity KSO Division
Wireline	Lines	948,230	1,040,742	9.76%
Wireless (MSC)	Lines	175,200	189,700	8.28%
Total Exchange Cap. KSO (Wireline & Wireless)	Lines	1,123,430	1,230,442	9.53%

Exchange Capacity TELKOM & KSO Division
Wireline	Lines	9,695,126	10,059,244	3.76%
Wireless	Lines	1,469,265	2,142,344	45.81%
Total Exchange Cap. TELKOM & KSO (Wireline & Wireless)	Lines	11,164,391	12,201,588	9.29%

Installed Lines TELKOM Division
Wireline	Lines	8,205,352	8,413,254	2.53%
Wireless	Lines	1,609,377	3,010,839	87.08%
Total Installed Lines TELKOM (Wireline & Wireless)	Lines	9,814,729	11,424,093	16.40%

Installed Lines KSO Division
Wireline	Lines	920,109	990,113	7.61%
Wireless	Lines	138,467	281,257	103.12%
Total Installed Lines KSO (Wireline & Wireless)	Lines	1,058,576	1,271,370	20.10%

Installed Lines TELKOM & KSO Division
Wireline	Lines	9,125,461	9,403,367	3.05%
Wireless	Lines	1,747,844	3,292,096	88.35%
Total Installed Lines TELKOM & KSO (Wireline & Wireless)	Lines	10,873,305	12,695,463	16.76%

Subscribers TELKOM Division
Wireline	Lines	7,288,769	7,376,167	1.20%
Wireless	Lines	988,579	3,446,762	248.66%
Total Subscribers TELKOM Division (Wireline & Wireless)	Lines	8,277,348	10,822,929	30.75%

Subscribers KSO Division
Wireline	Lines	800,824	859,971	7.39%
Wireless	Lines	91,573	264,642	189.00%
Total Subscribers KSO Division (Wireline & Wireless)	Lines	892,397	1,124,613	26.02%

Subscribers TELKOM & KSO Division
Wireline	Lines	8,089,593	8,236,138	1.81%
Wireless	Lines	1,080,152	3,711,404	243.60%
Total Subscribers —TELKOM & KSO Division (Wireline & Wireless)	Lines	9,169,745	11,947,542	30.29%

Public Phone TELKOM Division
Wireline	Lines	391,955	385,395	-1.67%
Wireless	Lines	2,793	10,204	265.34%
Total Public Phone TELKOM Division (Wireline & Wireless)	Lines	394,748	395,599	0.22%

Public Phone KSO Division
Wireline	Lines	27,221	29,022	6.62%
Wireless	Lines	—	—	0.00%
Total Public Phone KSO Division (Wireline & Wireless)	Lines	27,221	29,022	6.62%

Public Phone TELKOM & KSO Division
Wireline	Lines	419,176	414,417	-1.14%
Wireless	Lines	2,793	10,204	265.34%
Total Public Phone TELKOM & KSO Division (Wireline & Wireless)	Lines	421,969	424,621	0.63%

LIS Fixed TELKOM Division
Wireline	Lines	7,680,724	7,761,562	1.05%
Wireless	Lines	991,372	3,456,966	248.71%
Total Lines In Services TELKOM (Wireline & Wireless)	Lines	8,672,096	11,218,528	29.36%

LIS Fixed KSO Division
Wireline	Lines	828,045	888,993	7.36%
Wireless	Lines	91,573	264,642	189.00%
Total Lines In Services KSO (Wireline & Wireless)	Lines	919,618	1,153,635	25.45%

LIS Fixed TELKOM & KSO Division
Wireline	Lines	8,508,769	8,650,555	1.67%
Wireless	Lines	1,082,945	3,721,608	243.66%
Total Lines In Services TELKOM & KSO Division (Wireline & Wireless)	Lines	9,591,714	12,372,163	28.99%

Table 6
PULSE PRODUCTION
As of September 30, 2004 & 2005

	UNIT	2004	2005	GROWTH (%)
Production :
Subscriber —TELKOM Division
Wireline	Pulses	43,857,424,043	43,850,374,496	-0.02%
Wireless (exclude data & sms)	Second	37,219,052,193	135,012,305,251	262.75%

Subscriber —KSO Division
Wireline	Pulses	5,117,029,662	7,346,228,452	43.56%
Wireless (exclude data & sms)	Second	5,007,618,838	12,965,593,612	158.92%

Subscriber TELKOM & KSO Division
Wireline	Pulses	48,974,453,705	51,196,602,948	4.54%
Wireless (exclude data & sms)	Second	42,226,671,031	147,977,898,863	250.44%

Public Phone —TELKOM Division
Wireline	Pulses	10,541,111,720	8,567,499,208	-18.72%
Wireless (exclude data & sms)	Second	838,590,731	5,156,972,991	514.96%

Public Phone — KSO Division
Wireline	Pulses	1,761,545,418	1,468,480,720	-16.64%
Wireless (exclude data & sms)	Second	110,385,306	120,557,928	9.22%

Public Phone — TELKOM & KSO Division
Wireline	Pulses	12,302,657,138	10,035,979,928	-18.42%
Wireless (exclude data & sms)	Second	948,976,037	5,277,530,919	456.13%

Lines in Services — Production TELKOM & KSO Division
Wireline	Pulses	61,277,110,843	61,232,582,877	-0.07%
Wireless (exclude data & sms)	Second	43,175,647,068	153,255,429,782	254.96%

Productivity Per Average Subscriber Line TELKOM & KSO Division
Wireline	Pulses/Line	6,162	6,253	1.48%
Wireless	Second/Line	62,819	57,612	-8.29%

Productivity Per Average LIS TELKOM & KSO Division
Wireline	Pulses/Line	7,328	7,116	-2.90%
Wireless	Second/Line	64,072	59,505	-7.13%

Table 7
Flexi Performance
As of September 30, 2004 and 2005

Descriptions	Unit	30-Sep-04	30-Sep-05	Growth(%)
Net additions
Classy/Postpaid *)	Subs	386,487	142,459	(63.1)
Trendy/Prepaid	Subs	431,671	2,149,781	398.0
Total	Subs	818,158	2,292,240	180.2

Customer base
Classy/Postpaid *)	Subs	614,601	826,422	34.5
Trendy/Prepaid	Subs	468,344	2,895,186	518.2
Total	Subs	1,082,945	3,721,608	243.7

Sales
Classy/Postpaid **)	Subs	489,347	416,947	(14.8)
Trendy/Prepaid	Subs	443,965	2,879,341	548.6
Total	Subs	933,312	3,296,288	253.2

ARPU (9 months average)
Classy/Postpaid	Rp.(000)	158	111	(29.7)
Trendy/Prepaid	Rp.(000)	13	29	123.1
Total/Blended	Rp.(000)	103	53	(48.5)

Blended	Rp.(000)	171	103	-40%
SMS
# SMS/sub/month (Postpaid)	SMS	15	20	33.3
# SMS/sub/month (Prepaid)	SMS	8	16	100.0
# SMS/sub/month (Blended)	SMS	12	17	41.7

NETWORK
BTS	unit	848	1,382	63.0

Number of city in service	city	115	229	99.1

Table 8
PT. TELKOMSEL
BALANCE SHEETS
As of September 30, 2004 and 2005
(In millions of rupiah)

	2004	2005
	Rp .	Rp .	Growth
ASSETS

CURRENT ASSETS
Cash and cash equivalents	3,625,078	2,769,919	-24%
Short-term investment	—	44,955	—
Acct. receivable — net of allow. for doubtful acct.	233,878	354,090	51%
Accrued income	406,092	357,245	-12%
Advances	120,975	1,259	-99%
Inventories	73,471	62,380	-15%
Prepaid taxes & expenses	312,319	725,042	132%
Claim for tax refund	34,036	34,251	1%
Others	1,627	—	-100%
Total Current Assets	4,807,476	4,349,141	-10%
LONG-TERM INVESTMENT	—	9,290	—
PROPERTY, PLANT AND EQUIPMENT
Fixed assets	19,748,405	25,556,840	29%
Work in progress	291,982	1,412,549	384%
Accumulated depreciation	(5,429,933)	(8,345,465)	-54%
PPE — Net Book Value	14,610,454	18,623,924	27%
OTHER ASSETS
Advances for PPE	—	485,047	—
Others	33,446	30,874	-8%
Total Other Assets	33,446	515,921	1443%
TOTAL ASSETS	19,451,376	23,498,276	21%

CURRENT LIABILITIES
Short-term loan	—	170,000	—
Accounts payable	314,760	453,788	44%
Accrued liabilities	1,985,272	1,788,874	-10%
Taxes payable	518,114	1,061,839	105%
Unearned revenue	822,854	1,585,359	93%
Dividend payable	953,325	—	-100%
Curr. maturities of long-term loan	262,283	341,866	30%
Total Current Liabilities	4,856,608	5,401,726	11%
NON-CURRENT LIABILITIES
Deferred tax liabilities	678,724	857,278	26%
Long term loan — net of current maturities	793,689	703,737	-11%
Guaranteed notes — net	726,564	—	-100%
Total Non-current Liabilities	2,198,977	1,561,015	-29%
EQUITY
Capital stock — Rp 1,000,000 par value Authorized - 650,000 shares Issued and fully paid - 182,570 shares	182,570	182,570	0%
Additional paid-in capital	1,504,854	1,504,854	0%
Retained earnings	10,708,367	14,848,111	39%
Total Equity	12,395,791	16,535,535	33%

TOTAL LIAB. & STOCKHOLDERS’ EQUITY	19,451,376	23,498,276	21%

Table 9
PT. TELKOMSEL
STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 and 2005
(In millions of rupiah)

	2004	2005
	Rp .	Rp .	Growth
OPERATING REVENUES
Post-paid	2,905,779	3,384,748	16%
Prepaid	8,130,785	12,133,792	49%
International roaming	485,409	634,822	31%
Interconnection revenues	1,628,250	2,200,215	35%
Gross Operating Revenues	13,150,223	18,353,577	40%
Less:
- Dealer Discounts/Commissions	842,614	1,692,456	101%
- Interconnect / Intl. roaming / Data provider Outpayment	1,603,252	2,068,599	29%
Net Operating Revenues	10,704,357	14,592,522	36%

OPERATING EXPENSES
Personnel	342,521	452,346	32%
Operation & maintenance	1,506,302	2,002,310	33%
General & administrative	402,153	429,667	7%
Marketing & selling	249,973	325,574	30%
Rev. dependent & other cost of services	591,946	843,647	43%
Depreciation and amortization	1,784,779	2,091,289	17%
Total Operating Expenses	4,877,674	6,144,833	26%

EBIT (EARNINGS BEFORE INTEREST & TAXES)	5,826,683	8,447,689	45%
OTHER INCOME/(CHARGES)
Interest income & financing charges	(92,654)	(2,710)	97%
Foreign exchange gain/(loss)	(32,429)	(54,869)	-69%
Others — net	28,189	85,731	204%
Other income/(charges) — net	(96,894)	28,152	129%

INCOME BEFORE TAX	5,729,789	8,475,841	48%
PROVISION FOR INCOME TAX	1,738,416	2,533,915	46%
NET INCOME	3,991,373	5,941,926	49%

EBITDA	7,611,462	10,538,978	38%
EBITDA Margin — over net revenues	71%	72%	1%
EBITDA Margin — over gross revenues	58%	57%	-1%

Table 10
PT. TELKOMSEL
OPERATIONAL INDICATORS As of SEP 30, 2004 and 2005

	Unit	2004	2005	Growth
CUSTOMER BASE
Net Additions
kartuHALO	Subscriber (000)	264	101	-62%
simPATI	Subscriber (000)	2,292	3,270	43%
Kartu As	Subscriber (000)	1,547	3,822	147%
Total	Subscriber (000)	4,103	7,193	75%
Customer base
kartuHALO	Subscriber (000)	1,271	1,428	12%
simPATI	Subscriber (000)	10,874	14,827	36%
Kartu As	Subscriber (000)	1,547	7,228	367%
Total	Subscriber (000)	13,692	23,483	72%

ARPU
Total (9 months average)
kartuHALO	Rp.‘000 per mo.	309	292	-6%
simPATI	Rp.‘000 per mo.	85	82	-4%
Kartu As	Rp.‘000 per mo.	57	41	-28%
Blended	Rp.‘000 per mo.	106	86	-19%
Non-voice/Data(9 months average)
kartuHALO	Rp.‘000 per mo.	39	46	18%
simPATI	Rp.‘000 per mo.	23	24	4%
Kartu As	Rp.‘000 per mo.	20	13	-35%
Blended	Rp.‘000 per mo.	24	23	-4%

Effective ARPU(net booked revenues / average subs / 9)	Rp.‘000 per mo.	102	82	-20%

NETWORK DATA
Network capacity
Base stations installed	Unit	5,762	9,017	56%
Overall capacity all network elements	Subs. mln.	15.4	25.1	63%
Quality of service
Call success rate	%	95.83%	93.93%	-1.90%
Call completion rate	%	99.36%	99.28%	-0.08%

EMPLOYEE DATA
Total employees	person	3,201	3,406	6%
Efficiency ratio	Subs/employee	4,277	6,895	61%